

Mail Stop 4561

December 6, 2016

Niccolo M. de Masi
Principal Executive Officer
Glu Mobile Inc.
500 Howard Street
Suite 300
Mail Stop 4561

> **Re: Glu Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Form 8-K**
> **Filed November 3, 2016**
> **File No. 001-33368**

Dear Mr. de Masi:

We have reviewed your November 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2016 letter.

Form 8-K filed on November 3, 2016

1. We note from your response to prior comment 1 that you intend to continue providing forward looking guidance for Adjusted gross margin (as previously defined) including the change in deferred revenue. We believe that providing forward looking guidance for Adjusted gross profit (as previously defined) substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services